

Mail Stop 7010

February 22, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Curtis S. Pullen
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

      RE: Form 10-K for the fiscal year ended June 2, 2007
               Form 10-Q for the period ended December 1, 2007
               Form 8-K filed on November 27, 2007
                   File No. 1-15141

Dear Mr. Pullen:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                 Sincerely,

                 Rufus Decker
                 Accounting Branch Chief